UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Rural Cellular Corporation
(Name of Applicant)
3905 Dakota St. SW
Alexandria, MN 56308
(Address of Principal Executive Offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
11-3/8% Senior Subordinated Debentures Due 2010	$115,488,000

Approximate date of proposed public offering:	The mandatory exchange will occur on May 15, 2007, or as soon thereafter as this application becomes effective.

Name and address of agent for service:	Richard P. Ekstrand
President and Chief Executive Officer
Rural Cellular Corporation
3905 Dakota Street SW
Alexandria, MN 56308

With a copy to:	Deanne M. Greco, Esq.
Moss & Barnett, P.A.
4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4129

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicant.

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
Form of Indenture
Notice of Mandatory Exchange
Form T-1

GENERAL
1.	General Information.
(a)	Form of organization. Corporation

(b)	State or other sovereign power under the laws of which organized. Minnesota
2.	Securities Act Exemption Applicable.

Rural Cellular Corporation (the “Company”) is exchanging 11-3/8% Senior Subordinated Debentures Due 2010 (the “Debentures”) for its outstanding 11-3/8% Senior Exchangeable Preferred Stock (the “Senior Preferred Stock”). The shares of Senior Preferred Stock were registered under the Securities Act by a Registration Statement on Form S-4 filed in June 1998 (SEC No. 333-57677) and a Registration Statement on Form S-3 filed in January 2000 (SEC No. 333-94197). Because this exchange is an option provided to the Company under the Certificate of Designation for the Senior Preferred Stock and the holders have no choice but to accept this exchange, the transaction does not involve an offer or sale of a security. If the transaction is deemed to be an offer, the Company can rely on Section 3(a)(9) of the Securities Act of 1933 in that the Debentures are being exchanged exclusively with existing security holders and no commission or other remuneration has been or is to be paid or given, directly or indirectly, to any person in connection with the exchange. Other exemptions may also be available.
AFFILIATIONS
3.	Affiliates.
(a)	Subsidiaries. Unless otherwise noted, all subsidiaries are 100% owned by the Company:

Incorporated or Organized in Minnesota	RCC Atlantic, Inc.
RCC Atlantic Licenses, LLC
RCC Minnesota, Inc.
RCC Transport, Inc.
Wireless Alliance, LLC (Applicant has a 70% interest in this entity)

Incorporated in Vermont	Alexandria Indemnity, Inc.
(b)	Directors and Executive Officers – See Item 4

(c)	Principal Shareholders – See Item 5
MANAGEMENT AND CONTROL
4.	Directors and Executive Officers. Following are the names of the Company’s directors and executive officers. The mailing address for all directors and executive officers is Rural Cellular Corporation, 3905 Dakota Street SW, Alexandria, MN 56308.

Name	Position
Richard P. Ekstrand	President, Chief Executive Officer and Director
Wesley E. Schultz	Executive Vice President, Chief Financial Officer, and Director
Ann K. Newhall	Executive Vice President, Chief Operating Officer, and Director
David J. Del Zoppo	Senior Vice President, Finance and Accounting
George W. Wikstrom	Director
Don C. Swenson	Director
George M. Revering	Director
Anthony J. Bolland	Director
Paul J. Finnegan	Director
Jacques Leduc	Director
James V. Continenza	Director
5.	Principal Owners of Voting Securities.

(a)	Common Stock. The following table sets forth information provided to the Company by the holders, or contained in its stock ownership records, regarding beneficial ownership of the Company’s common stock as of March 27, 2007 (except as otherwise noted) by each person known by the Company to be the beneficial owners of more than 10% of any class of its outstanding common stock:

	Class A		Class B
		Percentage		Percentage
Name and Address	Number	of	Number	of
of Beneficial Owner	of Shares	Class	of Shares	Class
Kevin Douglas (1)	1,919,000	12.7%	—	—
1101 Fifth Avenue, Suite 360 San Rafael, CA 94901

Telephone & Data Systems, Inc. (2)	586,799	3.9	132,597	33.3
30 North LaSalle Street Chicago, IL 60602

Arvig Enterprises, Inc.	—	—	121,664	30.5
160 2nd Ave. S.W. Perham, MN 56573

Garden Valley Telephone Co.	85,418	*	45,035	11.3
201 Ross Avenue Erskine, MN 56535

*	Denotes less than 1%.

(1)	Based on Schedule 13G/A dated February 13, 2006, filed jointly on behalf of Kevin Douglas, Michelle Douglas, the Douglas Family Trust, the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, the Estate of Cynthia Douglas, and James E. Douglas III.

(2)	Based on Schedule 13G/A dated February 14, 2006, filed jointly by Telephone and Data Systems, Inc., Arvig Telephone Company, Mid-State Telephone Company, United States Cellular Corporation, United States Cellular Investment Company, TDS Telecommunications Corporation, USCCI Corporation, TDSI Telecommunications Corporation, and The Trustees of the TDS Voting Trust.

(b) Senior Exchangeable Preferred Stock. Because the Company has failed to pay the dividends on its Senior Preferred Stock for six quarters, the holders of such shares have the right to elect two members of the Company’s board of directors. Based upon information available to the Company, it is aware of the following holder (other than custodians) of more than 10% of the outstanding shares of Senior Preferred Stock as of March 27, 2007:

Name and Address
of Beneficial Holder	Number of Shares	Percentage of Class
Canadian Imperial Bank of Commerce	15,462	13.4%
Commerce Court 199 Bay Street Toronto, Ontario M5L 1A2
(c) Junior Exchangeable Preferred Stock. Because the Company has failed to pay the dividends on its 12 1/4% Junior Exchangeable Preferred Stock (“Junior Preferred”) for six quarters, the holders of such shares have the right to elect two members of the Company's board of directors. Based upon information available to the Company, it is aware of the following holders (other than custodians) of more than 10% of the outstanding shares of Junior Preferred stock as of March 27, 2007:

Name and Address
of Beneficial Holder	Number of Shares	Percentage of Class
Fidelity Management and Research Company	79,646	30.8%
82 Devonshire Street Boston, MA 02109

Citigroup Financial Products, Inc.	46,000	17.8
390 Greenwich Street New York, NY 10036
(d) Class M Preferred Stock. Holders of the Company’s Class M Preferred Stock have the right to elect two directors and to vote, on an as-converted basis, on all matters voted upon by holders of the common stock. The following were beneficial holders of more than 10% of the outstanding Class M Preferred Stock as of March 27, 2007:

Name and Address
of Beneficial Holder	Number of Shares	Percentage of Class
Madison Dearborn Partners	55,000	50.0%
Three First Plaza, Suite 330 Chicago, IL 60602

Boston Ventures Management, Inc.	36,667	33.3
125 High Street, 17th Floor New York, NY 10022

Toronto Dominion Investments, Inc.	18,333	16.7
909 Fannin, Suite 1700 Houston, TX 77010

UNDERWRITERS
6.	Underwriters.
(a)	During the three years preceding the date of this Application, the following served as Initial Purchasers for offerings by the Company in reliance on Regulation 144A and Regulation S:

Name and Address	Security
Lehman Brothers, Inc.	Senior Subordinated Floating Rate Notes due 2012
745 - 7th Avenue New York, NY 10019	8-1/4% Senior Secured Notes due 2012

Morgan Stanley & Co. Incorporated	Senior Subordinated Floating Rate Notes due 2012
1585 Broadway New York, NY 10036	8-1/4% Senior Secured Notes due 2012

Lazard Capital Markets	8-1/4% Senior Secured Notes due 2012
30 Rockefeller Plaza New York, NY 10020
(b)	No person is acting as a principal underwriter of the Debentures being issued pursuant to the indenture.
CAPITAL SECURITIES
7.	Capitalization.
(a)	The authorized and outstanding capital stock and debt securities of the Company as of March 27, 2007 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Class A Common	200,000,000 shares	15,098,404 shares

Class B Common	10,000,000 shares	398,727 shares

Undesignated Shares – 90,000,000 authorized, from which have been authorized and issued the following:

11-3/8% Senior	450,000 shares	115,488 shares
Exchangeable Preferred Stock

12-1/4% Junior	400,000 shares	258,888 shares
Exchangeable Preferred Stock

Class M Redeemable	110,000 shares	110,000 shares
Voting Convertible Preferred Stock

Title of Class	Amount Authorized	Amount Outstanding
Class T Convertible	25,000 shares	0
Preferred Stock

Series A Junior	2,000,000 shares	0
Participating Preferred Shares

Series B Junior	50,000 shares	0
Participating Preferred Shares

9-3/4% Senior	$500,000,000	$300,000,000
Subordinated Notes Due 2010

9-7/8% Senior Notes due 2010	$400,000,000	$325,000,000

8-1/4% Senior Secured	$600,000,000	$510,000,000
Notes due 2012

Senior Subordinated	$175,000,000	$175,000,000
Floating Rate Notes due 2012
(b)	The voting rights of each class of the Company’s voting securities are as follows:
(i)	Holders of Class A Common Stock are entitled to one vote per share on all matters brought before the shareholders of the Company. Holders of Class B Common Stock are entitled to ten votes per share on all matters brought before the shareholders of the Company.

(ii)	Holders of Senior Preferred Stock are entitled to elect two members of the Company’s Board of Directors when there exists a Voting Rights Triggering Event, as defined in the Certificate of Designation.

(iii)	Holders of Junior Preferred Stock are entitled to elect two members of the Company’s Board of Directors when there exists a Voting Rights Triggering Event, as defined in the Certificate of Designation.

(iv)	Holders of Class M Preferred Stock are entitled to elect two members of the Company’s Board of Directors and to vote, on an as-converted basis, on all matters brought before the shareholders, including the election of directors by holders of common stock.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
The Debentures will be issued under an indenture (the “Indenture”) to be dated as of the date of exchange of the Debentures for the Senior Preferred Stock and entered into between the Company as issuer and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, the form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of filing of this application on Form T-3. The Indenture, as executed, will be filed following the exchange.

Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.
(a)	Events of Default; Withholding of Notice.
“Event of Default” means any one of the following events:
(1)	failure to pay the principal of (or premium, if any, on) any Security at its Maturity; or

(2)	failure to pay any interest upon any Security for a period of 30 days or more after it becomes due and payable; or

(3)	failure to Offer to Purchase or, on the applicable Purchase Date, to purchase Securities required to be purchased by the Company pursuant to Section 1015 or 1017; or

(4)	failure to perform or comply with, or breach of, Article Eight; or

(5)	failure to perform, or breach of, any other covenant or agreement of the Company in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere specifically addressed), and continuance of such failure or breach for a period of 30 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities a written notice specifying such failure or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”; or

(6)	a default or defaults under any bond(s), debenture(s), note(s) or other evidence(s) of Indebtedness by the Company or any Restricted Subsidiary of the Company or under any mortgage(s), indenture(s) or instrument(s) under which there may be issued or by which there may be secured or evidenced any Indebtedness of such type by the Company or any such Restricted Subsidiary with a principal amount then outstanding, individually or in the aggregate, in excess of $5 million, whether such Indebtedness now exists or shall hereafter be created, which default or defaults result in the acceleration of the payment of such Indebtedness or shall constitute a failure to pay any portion of the principal of such Indebtedness at maturity after the expiration of any applicable grace period with respect thereto or shall have resulted in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(7)	a final judgment or final judgments for the payment of money are entered against the Company or any Restricted Subsidiary of the Company in an aggregate amount in excess of $5 million, which judgments remain undischarged, unstayed or unbonded for a period (during which execution shall not be effectively stayed) of 60 days after the right to appeal has expired; or

(8)	the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company or any Restricted Subsidiary of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company or any such Restricted Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any such Restricted Subsidiary under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any such Restricted Subsidiary or of any substantial part of the property of the Company or any such Restricted Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any such Restricted

Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or
(9)	the commencement by the Company or any Restricted Subsidiary of the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any such Restricted Subsidiary to the entry of a decree or order for relief in respect of the Company or any Restricted Subsidiary in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any Restricted Subsidiary, or the filing by the Company or any such Restricted Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by the Company or any such Restricted Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary of the Company or of any substantial part of the property of the Company or any Restricted Subsidiary, or the making by the Company or any Restricted Subsidiary of an assignment for the benefit of creditors, or the admission by the Company or any such Restricted Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any such Restricted Subsidiary in furtherance of any such action.
     If an Event of Default (other than an Event of Default specified in (8) or (9) shall occur and be continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities may declare the principal of all the Securities to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal (and premium, if any) and any accrued interest shall become immediately due and payable. If an Event of Default specified in (8) or (9) occurs, the principal of (and premium, if any) and any accrued interest on the Securities then Outstanding shall ipso facto become immediately due and payable without any declaration or other Act on the part of the Trustee or any Holder.
     At any time after such a declaration of acceleration has been made and before a judgment or decree based on acceleration for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities, by written notice to the Company and the Trustee, may rescind and annul such declaration of acceleration and its consequences if
(1)	the Company has paid or deposited with the Trustee a sum sufficient to pay
(A)	all overdue interest on all Securities,

(B)	the principal of (and premium, if any, on) any Securities which have become due otherwise than by such declaration of acceleration (including any Securities required to have been purchased on the Purchase Date pursuant to an Offer to Purchase made by the Company) and, to the extent that payment of such interest is lawful, interest thereon at the rate provided by the Securities,

(C)	to the extent that payment of such interest is lawful, interest upon overdue interest at the rate provided by the Securities, and

(D)	all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;
     and

(2)	all Events of Default, other than the nonpayment of the principal of Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.
No such rescission shall affect any subsequent default or impair any right consequent thereon.
The Company covenants that if
(1)	default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or

(2)	default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof or, with respect to any Security required to have been purchased pursuant to an Offer to Purchase made by the Company, at the Purchase Date thereof, the Company shall, upon demand of the Trustee, and subject to Article Twelve, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate provided by the Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.
     If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as Trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Securities wherever situated.
     If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or in aid of the exercise of any power granted therein, or to enforce any other proper remedy.
     No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless
(1)	such Holder has previously given written notice to the Trustee of an Event of Default;

(2)	the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture;

(3)	such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request; and

(4)	no direction inconsistent with such written request has been given to the Trustee during such 60 day period by the Holders of a majority in aggregate principal amount of the Outstanding Securities;
it being understood and intended that no one or more Holders shall have any right in any manner whatever, by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under the Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

     The Trustee shall give the Holders notice of any default hereunder within 90 days after the occurrence thereof as and to the extent provided by the Trust Indenture Act. The term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default. Except in the case of a default or an Event of Default in payment of principal of (and premium, if any, on) or interest on any Securities, the Trustee may withhold the notice to the Holders if and so long as a committee of its trust officers in good faith determines that withholding such notice is in the interests of the Holders.
(b)	Authentication and Delivery.
     The Debentures shall be executed on behalf of the Company by its Chairman of the Board, its President or one of its Vice Presidents, under its corporate seal reproduced thereon attested by its Secretary, one of its Assistant Secretaries or its Chief Financial Officer. The signature of any of these officers on the Debentures may be manual or facsimile.
     At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Debentures executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Debentures; and the Trustee in accordance with such Company Order shall authenticate and deliver such Debentures as in the Indenture provided.
     The Company will not receive any proceeds from the issuance of the Debentures as they are being issued in exchange for the outstanding Senior Preferred Stock.
(c)	Release of Property Subject to Lien.
     The Debentures are not secured by any lien on property.
(d)	Satisfaction and Discharge.
     The Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture (including, but not limited to, Article Twelve thereof), when
(1)	either
(A)	all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 307 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B)	all such Securities not theretofore delivered to the Trustee for cancellation
(i)	have become due and payable, or

(ii)	will become due and payable at their Stated Maturity within one year, or

(iii)	are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;
(2)	the Company has paid or caused to be paid all other sums payable by the Company; and

(3)	the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent that relate to the satisfaction and discharge of the Indenture have been satisfied.
(e)	Evidence of Compliance with Conditions and Covenants.
(i)	The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company has performed its obligations under the Indenture and whether or not the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

(ii)	The Company shall deliver to the Trustee, as soon as possible and in any event within 10 days after the Company becomes aware or should reasonably become aware of the occurrence of an Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers’ Certificate setting forth the details of such Event of Default or default, the period of existence thereof and the action that the Company proposes to take with respect thereto.

(iii)	The Company shall deliver to the Trustee within 90 days after the end of each fiscal year a written statement by the Company’s independent public accountants stating (A) that their audit examination has included a review of the terms of the Indenture and the Securities as they relate to accounting matters, and (B) whether, in connection with their audit examination, any event which, with notice or the lapse of time or both, would constitute an Event of Default has come to their attention and, if such default has come to their attention, specifying the nature and period of the existence thereof.
9.	Other obligors. None.
Contents of Application for Qualification
     This application for qualification comprises pages numbered 1 to 13, consecutively.
(a)	The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1).

(b)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit No.	Description
T3A(i)	Articles of Incorporation of the Applicant (1)
T3A(ii)	Amendment to Articles of Incorporation of the Applicant (1)
T3A(iii)	Certificate of Designation of 11-3/8% Senior Exchangeable Preferred Stock (2)
T3A(iv)	Certificate of Designation of 12-1/4% Junior Exchangeable Preferred Stock (1)
T3A(v)	Certificate of Designation of Class M Preferred Stock (3)
T3B(i)	Amended and Restated Bylaws (1)
T3B(ii)	Amendment to Amended and Restated Bylaws (1)
*T3C	Form of Indenture
*T3E	Notice of Mandatory Exchange dated April 13, 2007
*T3F	Cross-Reference Sheet (included in Form of Indenture filed as T3C hereto)
*T3G	Form T-1 qualifying Wells Fargo Bank, National Association as Trustee under the Indenture

(1)	Filed as exhibit to Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference.

(2)	Filed as exhibit to Registration Statement on Form S-4 (Sec. No. 333-57677), filed June 25, 1998, and incorporated herein by reference.

(3)	Filed as exhibit to Report on Form 8-K dated April 1, 2000, and incorporated herein by reference.

*	Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Rural Cellular Corporation, a corporation organized and existing under the laws of Minnesota has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Alexandria, and State of Minnesota, on the 13th day of April, 2007.

RURAL CELLULAR CORPORATION

	By	/s/ Richard P. Ekstrand
	Name	Richard P. Ekstrand
	Its	President and CEO

Attest:	By	/s/ Wesley E. Schultz
	Name	Wesley E. Schultz
	Its	Executive Vice President and Chief Financial Officer